[redacted]

SECURITIES AN[illegible] ON
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11023830

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 4 2011
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2010 (MM/DD/YY) AND ENDING 09/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
TD Ameritrade, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1005 North Ameritrade Place
(No. and Street)

Bellevue (City) NE (State) 68005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Gerber (402) 827-8933
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

220 S 6th (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH OR AFFIRMATION

I, William J. Gerber swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Ameritrade, Inc. as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

GENERAL NOTARY-State of Nebraska
NANCY L. LOWREY
My Comm. Exp. May 04, 2012

11-14-11

Nancy L. Lowrey
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Statement Regarding Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)
SEC File Number: 8-23395
September 30, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Consolidated Statement of Financial Condition

September 30, 2011

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
TD Ameritrade, Inc.

We have audited the accompanying consolidated statement of financial condition of TD Ameritrade, Inc. (the Company) as of September 30, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of TD Ameritrade, Inc. at September 30, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Minneapolis, Minnesota
November 22, 2011

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Consolidated Statement of Financial Condition
(In Thousands, Except Share Amounts)

September 30, 2011

Assets	
Cash and cash equivalents	$ 300,213
Receivable from brokers, dealers, and clearing organizations	9,726
Receivable from affiliated clearing broker-dealer	23,777
Receivable from affiliates	20,705
Other receivables, net of allowance for doubtful accounts of $126	25,314
Securities owned, at fair value	243,094
Property and equipment, net of accumulated depreciation and amortization of $30,043	41,886
Goodwill	2,360,453
Acquired intangible assets, net of accumulated amortization of $360,530	813,092
Deferred income taxes	4,642
Other assets	5,954
Total assets	$ 3,848,856
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 130,207
Payable to affiliates	9,400
Deferred income taxes, net	323,046
Total liabilities	462,653
Stockholder's equity:	
Common stock, no par value, 200 shares authorized, issued, and outstanding	–
Additional paid-in capital	3,216,891
Retained earnings	169,410
Accumulated other comprehensive loss	(98)
Total stockholder's equity	3,386,203
Total liabilities and stockholder's equity	$ 3,848,856

See accompanying notes.

1. Basis of Presentation and Nature of Operations

Basis of Presentation

The consolidated statement of financial condition includes the accounts of TD Ameritrade, Inc. and its wholly owned subsidiary (collectively, the Company). Intercompany balances and transactions have been eliminated. The Company is an indirect wholly owned subsidiary of TD Ameritrade Holding Corporation (the Parent) through the Company's immediate parent TD Ameritrade Online Holdings Corp. (TDAOH). The consolidated statement of financial condition includes material related-party transactions with affiliated companies. The Company evaluated subsequent events through November 22, 2011, the date on which the consolidated statement of financial condition was available to be issued.

Nature of Operations

TD Ameritrade, Inc. is an introducing securities broker-dealer and a registered investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the NASDAQ Stock Market (NASDAQ). In addition, TD Ameritrade, Inc. is registered as a non-clearing futures commission merchant with the Commodity Futures Trading Commission (CFTC) and is a member of, and the corresponding services functions are regulated by, the National Futures Association (NFA). TD Ameritrade, Inc. is required to comply with all applicable rules and regulations of the SEC, FINRA, CFTC, NFA, and NASDAQ.

The Company clears its securities transactions on a fully disclosed basis through TD Ameritrade Clearing, Inc. (TDAC), an indirect wholly owned subsidiary of the Parent, and contracts with an external provider for futures clearing and related back-office services. The Company also contracts with external providers to facilitate foreign exchange trading for its clients. Prior to August 15, 2011, an external provider performed securities clearing for clients of thinkorswim, Inc., an introducing broker-dealer business contributed to the Company from TDAOH during fiscal 2010.

2. Significant Accounting Policies

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded on the consolidated statement of financial condition at fair value based on quoted prices.

Receivable From Brokers, Dealers, and Clearing Organizations

Receivable from brokers, dealers, and clearing organizations primarily consists of cash deposits and receivables from revenues earned, net of expenses incurred, from client transactions conducted through clearing brokers.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at fair value. Securities sold, not yet purchased is included in accounts payable and accrued liabilities on the consolidated statement of financial condition. Proprietary securities held for trading or investment purposes are included in securities owned on the consolidated statement of financial condition.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful service lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

2. Significant Accounting Policies (continued)

Goodwill

The Parent and TDAOH have recorded goodwill for purchase business combinations to the extent the purchase price of each completed acquisition exceeded the fair value of the net identifiable assets of the acquired company. Goodwill resulting from certain business combinations has been pushed down to the Company. The Company tests goodwill for impairment on at least an annual basis. In performing the impairment tests, the Company utilizes quoted market prices of the Parent's common stock to estimate the fair value of the consolidated Parent. The consolidated Parent's estimated fair value is then allocated to the Parent's subsidiaries based on operating revenues and is compared with the book value of the subsidiaries. No impairment charges resulted from the annual impairment test as of September 30, 2011.

Amortization of Acquired Intangible Assets

Acquired intangible assets pushed down to the Company are amortized on a straight-line basis over their estimated useful lives, ranging from three to 23 years.

Long-Lived Assets and Acquired Intangible Assets

The Company reviews its long-lived assets and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company evaluates recoverability by comparing the undiscounted cash flows associated with the asset to the asset's carrying amount. Long-lived assets classified as "held for sale," if any, are reported at the lesser of carrying amount or fair value less cost to sell.

2. Significant Accounting Policies (continued)

Income Taxes

The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required, and separate state income tax returns where required. The Company determines and records income taxes as if it were a separate taxpayer, pursuant to a tax sharing agreement with the Parent. Deferred tax assets and liabilities are determined based on the difference between the consolidated statement of financial condition carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* The amendments in ASU 2011-04 change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. ASU 2011-04 is effective for annual periods beginning after December 15, 2011. Therefore, ASU 2011-04 will be effective for the Company's fiscal year beginning October 1, 2012. Adoption of ASU 2011-04 is not expected to have a material impact on the Company's consolidated statement of financial condition.

In September 2011, the FASB issued ASU 2011-08, *Testing Goodwill for Impairment.* The amendments under ASU 2011-08 will allow entities to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for entities to consider in conducting the qualitative

2. Significant Accounting Policies (continued)

assessment. Entities will have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step quantitative goodwill impairment test. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, and early adoption is permitted. Adoption of ASU 2011-08 is not expected to have a material impact on the Company's consolidated statement of financial condition.

3. Goodwill and Acquired Intangible Assets

The following table summarizes changes in the Company's goodwill and acquired intangible assets for the fiscal year ended September 30, 2011 (in thousands):

	Goodwill	Acquired Intangible Assets
Balance as of September 30, 2010	$ 2,360,485	$ 896,884
Dividend of net acquired intangible asset to TDAOH	–	(1,039)
Tax benefit on stock-based compensation awards [1]	(32)	–
Amortization of intangible assets	–	(82,753)
Balance as of September 30, 2011	$ 2,360,453	$ 813,092

(1) Represents the tax benefit realized on replacement stock awards that were issued in connection with the Parent's merger with Datek Online Holdings Corp. in fiscal 2002 and the Parent's acquisition of thinkorswim Group Inc. in fiscal 2009. The tax benefit realized on a stock award is recorded as a reduction of goodwill to the extent the Company recorded fair value of the replacement award in the purchase accounting. To the extent any gain realized on a stock award exceeds the fair value of the replacement award recorded in the purchase accounting, the tax benefit on the excess is recorded as additional paid-in capital.

3. Goodwill and Acquired Intangible Assets (continued)

Acquired intangible assets consist of the following as of September 30, 2011 (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Client relationships	$ 1,164,981	$ (353,157)	$ 811,824
Trade names	4,904	(4,904)	–
Non-competition agreement	3,737	(2,469)	1,268
	$ 1,173,622	$ (360,530)	$ 813,092

4. Property and Equipment

Property and equipment consists of the following as of September 30, 2011 (in thousands):

Leasehold improvements	$ 57,028
Computer equipment	3,708
Other equipment, furniture, and fixtures	11,193
	71,929
Less accumulated depreciation and amortization	(30,043)
Property and equipment, net	$ 41,886

5. Income Taxes

As of September 30, 2011, temporary differences between the consolidated statement of financial condition carrying amounts and tax bases of assets and liabilities arise primarily from property and equipment, goodwill, acquired intangible assets, stock-based compensation, unrealized tax gains on the insured deposit account agreement described in Note 10, the federal impact of state uncertain tax positions, and certain accrued liabilities.

Deferred income taxes consist of the following as of September 30, 2011 (in thousands):

Deferred tax liabilities	$ 388,285
Deferred tax assets	(69,881)
Net deferred tax liabilities	$ 318,404

Included in deferred tax assets above as of September 30, 2011, is approximately $4.6 million of deferred tax benefits relating to intangible asset amortization deductions expected to be claimed in various state taxing jurisdictions, which may not be offset by deferred tax liabilities arising from different taxing jurisdictions on the consolidated statement of financial condition. This amount is presented separately as an asset on the consolidated statement of financial condition.

The Company's income tax returns are subject to review and examination by federal, state, and local taxing authorities. The federal returns for 2008 through 2010 remain open under the statute of limitations. The years open to examination by state and local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed. It is reasonably possible that the gross unrecognized tax benefits as of September 30, 2011, could decrease by up to $11.1 million ($7.2 million net of the federal benefit on state matters) within the next 12 months as a result of settlements of certain examinations or expiration of the statute of limitations with respect to other tax filings.

As of September 30, 2011, accrued interest and penalties included in accounts payable and accrued liabilities was $6.1 million.

6. Capital Requirements

TD Ameritrade, Inc. is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), administered by the SEC and FINRA, which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. TD Ameritrade, Inc. has elected to use the alternate method permitted by Rule 15c3-1, which requires that TD Ameritrade, Inc. maintain minimum net capital of the greater of $250,000 or 2% of aggregate debit balances, as defined. TD Ameritrade, Inc. is also subject to Commodity Futures Trading Commission Regulation 1.17 under the Commodity Exchange Act, administered by the CFTC and the NFA, which also requires the maintenance of minimum net capital to be the greater of its SEC and FINRA net capital requirement or $1.0 million. At September 30, 2011, TD Ameritrade, Inc. had net capital of $374.9 million, which was $373.9 million in excess of the required net capital of $1.0 million.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain limitations, notification provisions and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

7. Employee Benefit Plans

The Parent has a 401(k) and profit-sharing plan covering eligible employees of the Company, under which the Company's annual profit-sharing contributions are determined at the discretion of the Parent's Board of Directors. The Company also makes matching contributions pursuant to the plan document. The Company's employees also participate in the Parent's stock option and incentive plans.

8. Commitments and Contingencies

Lease Commitments

The Company leases office space and certain computer and office equipment under non-cancelable operating leases. Future minimum rental commitments under such leases are as follows (in thousands):

Year ending September 30:	
2012	$ 21,324
2013	20,383
2014	19,201
2015	17,940
2016	17,223
Thereafter through 2022	52,786
	$ 148,857

Legal and Regulatory Matters

Spam Litigation – A purported class action, captioned *Elvey v. TD Ameritrade, Inc.*, was filed on May 31, 2007, in the United States District Court for the Northern District of California. The complaint alleged that there was a breach in the Company's systems, which allowed access to e-mail addresses and other personal information of account holders, and that as a result, account holders received unsolicited e-mail from spammers promoting certain stocks and have been subjected to an increased risk of identity theft. The complaint requested unspecified damages and injunctive and other equitable relief. A second lawsuit, captioned *Zigler v. TD Ameritrade, Inc.*, was filed on September 26, 2007, in the same jurisdiction on behalf of a purported nationwide class of account holders. The factual allegations of the complaint and the relief sought were substantially the same as those in the first lawsuit. The cases were consolidated under the caption *In re TD Ameritrade Accountholders Litigation*, and a consolidated complaint was filed. The Company hired an independent consultant to investigate whether identity theft occurred as a result of the breach. The consultant conducted four investigations from August 2007 to June 2008 and reported that it found no evidence of identity theft. On September 12, 2011, TD Ameritrade, Inc. received final Court approval of a class settlement agreement between TD Ameritrade, Inc. and plaintiffs Richard Holober and Brad Zigler. Under the settlement, the Company will pay no less than $2.5 million in settlement benefits. Total compensation to be paid

8. Commitments and Contingencies (continued)

to all eligible members of the settlement class will not exceed $6.5 million, inclusive of any award of attorneys' fees and costs. In addition, the settlement agreement provides that the Company will retain an independent information technology security consultant to assess whether the Company has met certain information technology security standards.

Reserve Fund Matters – During September 2008, The Reserve, an independent mutual fund company, announced that the net asset value of the Reserve Yield Plus Fund declined below $1.00 per share. The Yield Plus Fund was not a money market mutual fund, but its stated objective was to maintain a net asset value of $1.00 per share. The Company's clients continue to hold shares in the Yield Plus Fund (now known as Yield Plus Fund – In Liquidation), which is being liquidated. On July 23, 2010, The Reserve announced that through that date it had distributed approximately 94.8% of the Yield Plus Fund assets as of September 15, 2008, and that the Yield Plus Fund had approximately $39.7 million in total remaining assets. The Reserve stated that the fund's Board of Trustees has set aside almost the entire amount of the remaining assets to cover potential claims, fees, and expenses. The Company estimates that its clients' current positions held in the Reserve Yield Plus Fund amount to approximately 79% of the fund.

The Company has received subpoenas and other requests for documents and information from the SEC and other regulatory authorities regarding the Company's offering of the Yield Plus Fund to clients. The Company is cooperating with the investigations and requests. On January 27, 2011, the Company entered into a settlement with the SEC, agreeing to the entry of an "Order Instituting Administrative Proceedings Pursuant to Section 15(b) of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions" (Order). In the Order, the SEC finds that the Company failed reasonably to supervise its registered representatives with a view to preventing their violations of Section 17(a)(2) of the Securities Act of 1933 in connection with their offer and sale of the Yield Plus Fund. The Company did not admit or deny any of the findings in the Order, and no fine was imposed. Under the settlement agreement, the Company agreed to pay $0.012 per share to all eligible current or former clients that purchased shares of the Yield Plus Fund and continued to own those shares. Clients who purchased Yield Plus Fund shares through independent registered investment advisors were not eligible for the payment. In February 2011, the Company paid clients approximately $10 million under the settlement agreement.

8. Commitments and Contingencies (continued)

The Pennsylvania Securities Commission has filed an administrative order against the Company involving the sale of Yield Plus Fund securities to certain Pennsylvania clients. An administrative hearing will be held to determine whether there have been violations of certain provisions of the Pennsylvania Securities Act of 1972 and rules thereunder and to determine what, if any, administrative sanctions should be imposed. The Company is defending the action.

In November 2008, a purported class action lawsuit was filed with respect to the Yield Plus Fund. The lawsuit is captioned *Ross v. Reserve Management Company, Inc. et al.* and is pending in the U.S. District Court for the Southern District of New York. The Ross lawsuit is on behalf of persons who purchased shares of Reserve Yield Plus Fund. On November 20, 2009, the plaintiffs filed a first amended complaint naming as defendants the fund's advisor, certain of its affiliates, and the Parent and certain of its directors, officers, and shareholders as alleged control persons. The complaint alleges claims of violations of the federal securities laws and other claims based on allegations that false and misleading statements and omissions were made in the Reserve Yield Plus Fund prospectuses and in other statements regarding the fund. The complaint seeks an unspecified amount of compensatory damages, including interest, attorneys' fees, rescission, exemplary damages, and equitable relief. On January 19, 2010, the defendants submitted motions to dismiss the complaint. The motions are pending.

The Company estimates that its clients' current aggregate shortfall, based on the original par value of their holdings in the Yield Plus Fund, less the value of fund distributions to date and the value of payments under the Company's SEC settlement, is approximately $37 million. This amount does not take into account any assets remaining in the fund that may become available for future distributions.

The Company is unable to predict the outcome or the timing of the ultimate resolution of the Pennsylvania action and the Ross lawsuit or the potential loss, if any, that may result from these unresolved matters. However, management believes the outcome of these pending proceedings is not likely to have a material adverse effect on the consolidated statement of financial condition of the Company.

8. Commitments and Contingencies (continued)

Other Legal and Regulatory Matters – The Company is subject to other lawsuits, arbitrations, claims, and other legal proceedings in connection with its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's consolidated statement of financial condition or could cause the Company significant reputational harm. Management believes the Company has adequate legal defenses with respect to these legal proceedings to which it is a defendant or respondent, and the outcome of these pending proceedings is not likely to have a material adverse effect on the consolidated statement of financial condition of the Company. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the potential losses, if any, that may result from these matters.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's consolidated statement of financial condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential fines, penalties, or injunctive or other equitable relief, if any, that may result from these matters.

Income Taxes

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported in the consolidated statement of financial condition could be significantly changed at a later date upon final determinations by taxing authorities. The Toronto-Dominion Bank (TD), an affiliate of the Parent, has agreed to indemnify the Company for tax obligations, if any, pertaining to activities of TD Waterhouse Group, Inc. (TD Waterhouse) prior to the Parent's acquisition of TD Waterhouse in January 2006.

8. Commitments and Contingencies (continued)

Guarantees

In the ordinary course of business, securities transactions for brokerage clients are introduced by the Company and cleared on a fully disclosed basis through TDAC. In the event TDAC does not fulfill its obligations, the Company may be exposed to risk. Pursuant to the clearing agreement between the Company and TDAC, TDAC charges the Company for unsecured losses that result from a client's failure to complete such transactions. As of September 30, 2011, the total amount of client margin loan balances maintained by TDAC and subject to such indemnification was approximately $8.0 billion. TDAC seeks to mitigate the risks associated with client margin activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. In addition, the Company clears its clients' futures transactions through an external clearing firm. The Company has agreed to indemnify the external clearing firm for any loss that they may incur for the client accounts introduced to them by the Company.

The Company has provided certain guarantees to the National Securities Clearing Corporation (NSCC), The Depository Trust Company (DTC), and JPMorgan Chase Bank (JPMorgan) on behalf of TD Ameritrade Trust Company (TDATC), an indirect wholly owned subsidiary of the Parent. Under these agreements, if TDATC becomes unable to satisfy its obligations to NSCC, DTC, or JPMorgan, the Company would be required to meet shortfalls. These guarantees may be terminated by the Company upon written notice. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these agreements is considered remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition.

See "Insured Deposit Account Agreement" in Note 10 for a description of a guarantee included in that agreement.

9. Fair Value Disclosures

The FASB Accounting Standards Codification (ASC) 820-10, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded funds, mutual funds, and equity securities.

- Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive financial instruments.

- Level 3 – Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability. This category includes auction rate securities for which the periodic auctions have failed.

9. Fair Value Disclosures (continued)

The following table presents the Company's fair value hierarchy for assets and liabilities measured on a recurring basis as of September 30, 2011 (in thousands):

	Level 1	Level 2	Level 3	Fair Value
Assets				
Securities owned:				
Auction rate securities	$ –	$ –	$ 19,609	$ 19,609
Equity securities	89	–	–	89
U.S. government debt securities	–	221,492	–	221,492
Municipal debt securities	–	819	–	819
Corporate debt securities	–	617	–	617
Other debt securities	–	468	–	468
Total assets at fair value	$ 89	$ 223,396	$ 19,609	$ 243,094
Liabilities				
Accounts payable and accrued liabilities:				
Securities sold, not yet purchased:				
Equity securities	$ 100	$ –	$ –	$ 100
Municipal debt securities	–	33	–	33
Total liabilities at fair value	$ 100	$ 33	$ –	$ 133

9. Fair Value Disclosures (continued)

There were no transfers between any levels of the fair value hierarchy during fiscal year 2011. The following table presents the changes in Level 3 assets measured on a recurring basis for the fiscal year ended September 30, 2011 (in thousands):

	September 30, 2010	Net Gains Included in Earnings[(1)]	Purchases, Sales, Issuances, and Settlements, Net	September 30, 2011
Assets				
Securities owned:				
Auction rate securities	$ 209,288	$ 4,182	$ (193,861)	$ 19,609
Money market mutual funds[(2)]	4,485	–	(4,485)	–
Total securities owned	$ 213,773	$ 4,182	$ (198,346)	$ 19,609

(1) Gains of $0.1 million related to assets held as of September 30, 2011.

(2) Represents money market mutual funds managed by The Reserve for which the net asset value declined below $1.00 per share and the funds were liquidated.

There were no nonfinancial assets or liabilities measured at fair value during the fiscal year ended September 30, 2011.

Valuation Techniques

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company's Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company's Level 2 assets and liabilities.

9. Fair Value Disclosures (continued)

Level 2 Measurements:

Debt Securities – The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, and credit spreads.

Level 3 Measurements:

Auction Rate Securities – ARS are long-term variable rate securities tied to short-term interest rates that are reset through a "Dutch auction" process, which generally occurs every seven to 35 days. Holders of ARS were previously able to liquidate their holdings to prospective buyers by participating in the auctions. During fiscal 2008, the Dutch auction process failed, and holders were no longer able to liquidate their holdings through the auction process. The fair value of Company ARS holdings is estimated based on an internal pricing model. The pricing model takes into consideration the characteristics of the underlying securities as well as multiple inputs, including counterparty credit quality, expected timing of redemptions, and an estimated yield premium that a market participant would require over otherwise comparable securities to compensate for the illiquidity of the ARS. These inputs require significant management judgment.

10. Related-Party Transactions

Allocated Costs from Affiliates

The Company has system maintenance, marketing, and software licensing agreements with certain affiliates. In addition, the Company is allocated certain costs from entities related by common ownership.

Clearing Agreement

The Company clears its clients' securities transactions through TDAC on a fully disclosed basis and receives a share of transaction fees, net interest, and other revenues from TDAC pursuant to the revenue sharing provisions of a clearing agreement.

10. Related-Party Transactions (continued)

Income Taxes

The Company settles consolidated and combined current income tax payables and receivables with the Parent periodically, as amounts become due to or from the taxing authorities. Payable to affiliates on the statement of financial condition includes $4.0 million of income taxes payable to the Parent as of September 30, 2011.

Transactions with The Toronto-Dominion Bank and Affiliates

TD is an affiliate of the Parent, owning approximately 44.6% of the Parent's common stock as of September 30, 2011. The Company transacts business and has extensive relationships with TD and certain of its affiliates. Transactions with TD and its affiliates are discussed and summarized below.

Insured Deposit Account Agreement

The Company, TDATC, and TDAC are party to an insured deposit account (IDA) agreement with TD Bank USA, N.A. (TD Bank USA), TD Bank, N.A., and TD. Under the IDA agreement, TD Bank USA and TD Bank, N.A., (together, the Depository Institutions) make available to clients of the Company and TDATC FDIC-insured money market deposit accounts as either designated sweep vehicles or as non-sweep deposit accounts. The Company and TDATC provide marketing and support services for the Depository Institutions, and TDAC acts as agent for the clients of the Company and as recordkeeper for the Depository Institutions, in each case with respect to the money market deposit accounts. In exchange for providing these services, the Depository Institutions pay the Company, TDATC, and TDAC, collectively, a fee based on the yield earned on the client IDA assets, less the actual interest paid to clients, a flat fee to the Depository Institutions of 25 basis points, and the cost of FDIC insurance premiums.

The IDA agreement has a term of five years beginning July 1, 2008, and is automatically renewable for successive five-year terms, provided that it may be terminated by any party upon two years' prior written notice. The agreement provides that the fee earned on the IDA agreement is calculated based on three primary components: (a) the actual yield earned on investments in place as of July 1, 2008, which were primarily fixed-income securities backed by Canadian government guarantees, (b) the yield on other fixed-rate investments, based on

10. Related-Party Transactions (continued)

prevailing fixed rates for identical balances and maturities in the interest rate swap market (generally LIBOR-based) at the time such investments were added to the IDA portfolio, and (c) floating-rate investments, based on the monthly average rate for 30-day LIBOR. The agreement provides that, from time to time, the Company may request amounts and maturity dates for the other fixed-rate investments (component (b) above) in the IDA portfolio, subject to the approval of the Depository Institutions. As of September 30, 2011, the IDA portfolio was comprised of approximately 1% component (a) investments, 87% component (b) investments, and 12% component (c) investments.

In the event the fee computation results in a negative amount, the Company, TDATC, and TDAC must pay the Depository Institutions the negative amount. This effectively results in the Company, TDATC, and TDAC guaranteeing the Depository Institutions revenue of 25 basis points on the IDA agreement, plus the reimbursement of FDIC insurance premiums. The fee computation under the IDA agreement is affected by many variables, including the type, duration, credit quality, principal balance, and yield of the investment portfolio at the Depository Institutions, the prevailing interest rate environment, the amount of client deposits, and the yield paid on client deposits. Because a negative IDA fee computation would arise only if there were extraordinary movements in many of these variables, the maximum potential amount of future payments the Company could be required to make under this arrangement cannot be reasonably estimated. Management believes the potential for the fee calculation to result in a negative amount is remote and the fair value of the guarantee is not material. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for the IDA agreement.

Mutual Fund Agreements

The Company, TDAC, and an affiliate of TD are party to a sweep fund agreement, transfer agency agreement, shareholder services agreement, and a dealer agreement pursuant to which certain mutual funds are made available as money market sweep or direct purchase options to Company clients. The Company performs certain distribution and marketing support services with respect to those funds. In consideration for offering the funds and performing the distribution and marketing support services, an affiliate of TD compensates the Company in accordance with the provisions of the sweep fund agreement. The Company and TDAC also perform certain services for the applicable fund and earn fees for those services. The agreement may be terminated by any party upon one year's prior written notice and may be terminated by the Company or TDAC upon 30 days' prior written notice under certain circumstances.

10. Related-Party Transactions (continued)

In addition, the Company has various other services agreements and transactions with TD and its affiliates.

Receivables from and Payables to Affiliates

The following table summarizes the classification and amount of receivables from and payables to affiliates on the consolidated statement of financial condition resulting from related-party transactions as of September 30, 2011 (in thousands):

Assets		
Receivable from affiliated clearing broker-dealer		$ 23,777
Receivable from affiliates:		
Receivable from TD and affiliates	$ 12,618	
Receivable from entities related by common ownership	8,087	
Total		$ 20,705
Liabilities		
Payable to affiliates:		
Payable to TD and affiliates	$ 3,052	
Payable to entities related by common ownership	6,348	
Total		$ 9,400

Receivables from and payables to affiliates are generally settled in cash on a monthly basis.

11. Subsequent Event

On October 7, 2011, the Company paid a $100 million cash dividend to TDAOH.

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